Conselho de Administração

[Portugal Telecom Logo]

November  7, 2006

Re:                               Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 21, 2006 (File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

In connection with the above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed by Portugal Telecom, SGPS, S.A. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on April 21, 2006 (File No. 001-13758), we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  comments of the staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Henrique Granadeiro
Name:	Henrique Granadeiro
Title:	Chairman and CEO

By:	/s/ Luís Pacheco de Melo
Name:	Luís Pacheco de Melo
Title:	Chief Financial Officer

Portugal Telecom, SGPS, SA
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel. +351 21 500 2000
Fax +351 21 356 2624